NOVA LIFESTYLE, INC.
6451 E. Washington Blvd.
Commerce, CA 90040
(323) 888-9999

August 9, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Nova Lifestyle, Inc.
Current Report on Form 8-K
Filed June 30, 2011
File No. 333-163019

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 27, 2011, to Nova Lifestyle, Inc. (the “Company”) regarding the above-captioned filing of the Company (the “Original Filing”). Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 8-K filed on June 30, 2011

General

1.	Please amend your Form 8-K to address the comments below.

Response:

The Company has filed Amendment No. 1 to the above-captioned filing (“Amendment No. 1”) to address the comments below.

2.
Please provide the disclosure required by Item 14 of Form 10, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, relating to your dismissal of Kyle L. Tingle, LLC, on July 13, 2010.  You may identify the Form 8K in which the required disclosure is included instead of including separate disclosure in this filing. See Item 2.01(f) of Form 8-K.

Response:

On June 30, 2011, the Company filed a Form 8-K disclosing its change in independent accountant to Marcum Bernstein and Pinchuk LLP from Goldman Kurland and Mohidin, LLP, as of June 30, 2011. This concurrent disclosure was filed separate from the Original Filing because of EDGAR limitations on the number of Form 8-K items allowed per individual filing.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 56 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Item 1.01 Entry into a Material Definitive Agreement

3.
Please revise your disclosure to name all of the parties to the Share Exchange Agreement and Plan of Reorganization, including the shareholders of Nova Furniture Holdings Limited and St. Joyal and the number of shares received by each shareholder.  See Item 1.01(a)(1) of Form 8-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 3 of Amendment No. 1.

Item 2.01 Completion of Acquisition or Disposition of Assets

Our Company, page 4

4.
We note your disclosure that you are a “manufacturer of choice for leading global furniture distributors and large national retailers.”  Please disclose the standard you used to determine that such distributors were “leading global furniture distributors” and how you determined that you were a “manufacturer of choice” for such distributors.  Please revise your disclosure accordingly.

Response:

The Company has revised the disclosure to remove these statements. Please see page 4 of Amendment No. 1.

Our History, page 4

5.
We note your disclosure that St. Joyal is committed pursuant to a shareholder agreement to pay $2.4 million by January 1, 2014 for its 18.75% equity interest in Nova Furniture, and that pursuant to such agreement, it has agreed to help you expand into the U.S. market by establishing show rooms, a logistic center, sales team and a sales network.  Please revise your disclosure to discuss whether (1) St. Joyal has paid any of the $2.4 million to Nova Furniture, and if so, the total amount paid to date; and (2) St. Joyal was considered the beneficial owner of such shares of Nova Furniture prior to its payment of the $2.4 million, and how such shares were treated in connection with the Share Exchange Agreement.

Response:

Pursuant to the Shareholder Agreement dated January 1, 2011 (the “Shareholder Agreement”), by and between Nova Furniture Limited and St. Joyal, St. Joyal was considered the beneficial owner of 1,875 shares of Nova Furniture Limited as of the date of the Shareholder Agreement in exchange for its commitment to pay $2.4 million to Nova Furniture by January 1, 2014. St. Joyal has not paid any amounts due under the Shareholder Agreement as of June 30, 2011, and is not in default of its obligations.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 4 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

6.	Please revise your structure chart on page five to show the percentage holdings of each of Nova Holdings and St. Joyal.

Response:

The Company issued its common stock pursuant to the Share Exchange Agreement and Plan of Reorganization dated June 30, 2011 (the “Share Exchange Agreement”), to the designee shareholders of Nova Holdings, Messrs. Wong and Ho, and St. Joyal, Messrs. Jiang and Liu, in proportion to their ownership of the respective companies, and not to Nova Holdings and St. Joyal.

The Company has revised the structure chart to show the percentage holdings of such individual shareholders in accordance with the Staff’s comment. Please see page 5 of Amendment No. 1.

Our Products, page 5

7.
We note your use of various industry statistics on pages seven and nine.  Please tell us whether the sources you cite are available to the public for no or nominal fee.  If the reports are not publicly available or if you commissioned the report please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.  To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

Response:

The industry statistics referenced in the Original Filing are from abstracts, press releases and publications that are publicly available online and at no charge. None of the industry statistics or publications cited in the Original Filing were prepared on the Company’s behalf. Copies of each source marked to highlight the referenced information and a cross-reference to the pages of the Original Filing referencing such information are enclosed herewith.

The Company has revised the average GDP growth information for China to show a corrected calculation based on the International Monetary Fund’s “World Economic Outlook Database, April 2011” for the years 2006-2010, which reflect corrected calculations of China’s GDP growth for those years. The source information is enclosed herewith. Please see page 7 of Amendment No. 1.

8.
We note your disclosure on page seven that your sales to consumers in China have been small compared to sales to the U.S. and international markets.  Please provide the percentage of your sales to each market in this section.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 7 and 9 of Amendment No. 1.

9.
We note that you anticipate launching the Ming Ma, ISOFA and Wo Zhi Bao collections in 2011. Please revise your disclosure to specify when this year you anticipate launching such collections, and whether you already have commitments from customers to purchase such products.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Response:

The Company plans to exhibit its Ming Ma, 1SOFA and Wo Zhi Bao brands at the International Famous Furniture Fair in Dongguan, China in September 2011. If market reaction is favorable, the Company anticipates launching the three brands in China during the fourth quarter of 2011 and entering into product franchise agreements with store operators to retail the three brands.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 7, 10 and 12 of Amendment No. 1.

10.
We note your disclosure on page 10 regarding your relationship with St. Joyal.  Please revise your disclosure to explain your relationship with St. Joyal, including its investment in your company.  Please also provide additional disclosure regarding St. Joyal’s “investment and development relationships,” and disclose how St. Joyal plans to help you expand into the U.S. market, including a summary of any services provided by St. Joyal to date.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 10 of Amendment No. 1.

Production, page 11

11.
We note that you plan to expand your facilities and production capacity in 2012.  Please provide additional disclosure regarding such expansion, including the scope of such expansion, the estimated increase in your production capacity and how you plan to finance such expansion. We note your similar disclosure on page 35.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 11, 17 and 36 of Amendment No. 1.

Customers, page 12

12.
Please file any written agreements with Actona Company A/S and Dongguan Metals and Minerals Import and Export Company as exhibits to the Form 8-K, or explain why you are not required to do so. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company respectfully submits that the supplier agreements with Actona Company A/S (“Actona”) and Dongguan Metals and Minerals Import and Export Company (“Dongguan Metals and Minerals”) are not material to the Company within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, which would require their disclosure despite the fact that the contracts were made in the ordinary course of the Company’s business, and therefore are not required to be filed as exhibits. As is standard in the furniture industry, we have entered into renewable supplier agreements with the wholesalers Actona and Dongguan Metals and Minerals that set forth the general order process, labeling and packaging requirements, delivery terms and other supplier requirements common to agreements between trading companies and wholesalers. These supplier agreements do not set forth specific product pricing terms or firm orders for our products, serving instead as general letters of intent. Pricing terms are negotiated separately based on our current product list for the international markets and typically for a period of six to twelve months. Orders for our products by wholesalers such as Actona and Dongguan Metals and Minerals are made in the ordinary course of business and on individual purchase orders, averaging $20,000 to $25,000 per purchase order. The Company typically receives up to 30 purchase orders per week from its customers for the international markets. Accordingly, the Company believes that the written supplier agreements with Actona and Dongguan Metals and Minerals are not required to be filed as exhibits.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

13.	Please provide the geographic breakdown of sales to your customers as required by Item 101(d) of Regulation S-K.

Response:

The Company respectfully submits that as a “smaller reporting company,” as defined by Item 10(f)(1) of Regulation S-K, it need not provide the geographic breakdown of sales to customers under Item 101(d) of Regulation S-K pursuant to the exception provided smaller reporting companies by Item 101(h) of Regulation S-K. The Company has provided geographical distribution of sales in the notes to its consolidated financial statements, however, and has revised the disclosure in accordance with the Staff’s comment. Please see the response to Comment 8 above and pages 7 and 9 of Amendment No. 1.

Properties, page 17

14.	Please file the leases you reference in this section as exhibits to the Form 8-K, or explain why you are not required to do so. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:

The Company respectfully submits that the leases for its offices in the U.S. and Macao are not material to the Company within the meaning of Item 601(b)(10)(ii)(D) of Regulation S-K. The leases for the Company’s offices in the U.S. and Macao currently are immaterial in amount of total rental expense and significance. The Company’s lease in Macao has total rental expense of approximately $1,100 per month, or $13,200 annually. The Company’s lease in Commerce, California, has total rental expense of $2,500 per month, or $30,000 annually. Similar office space is readily obtainable in each of these locations upon termination of the respective leases without significant expense. The Company acknowledges the requirement to file any material leases as exhibits and, as it expands its operations in the U.S. and Macao, the Company affirms its ongoing duty to assess new leases for their materiality.

15.	Please disclose the location of the Nova Museum. See Item 102 of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 17 of Amendment No. 1.

Risk Factors, page 17

General

16.	We note that some of your risk factor subheadings merely state facts about your business rather than describing the particular risk that is being discussed:

•	We may not be able to keep pace with competition in our industry, page 19;

•	We face risks associated with managing operations in China, page 21;

•	We may experience material disruptions to our manufacturing operations, page 21;

•	Our bank accounts in China are not insured or protected against loss, page 22; and

•	China’s economic policies could affect our business, page 26.

These are just examples.  Please revise your risk factor subheadings to ensure that they reflect the risk you describe in the text and disclose how this risk relates specifically to your business.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see the “Risk Factors” section beginning on page 18 of Amendment No. 1.

17.
Descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company. For example, we note that the following risk factors appear to contain generic disclosures:

•	Changes in economic conditions could adversely affect demand . . ., page 17;

•	We may need additional capital to execute our business plan . . ., page 20;

•	China’s economic policies could affect our business, page 26;

•	The PRC government has introduced certain policy and regulatory measures to control the rapid increase in housing prices . . . , page 26;

•	If relations between the U.S. and China worse . . ., page 27;

•	The nature and application of many laws in China . . ., page 27;

•	Tax laws and regulations in China are subject to substantial revision . . ., page 30.

These are just examples.  Please review your risk factors and revise accordingly.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see the “Risk Factors” section beginning on page 18 of Amendment No. 1.

18.
Please add a risk factor disclosing the material risks, if any, relating to the State Intellectual Property Office of the PRC’s pending approval of the intellectual property ownership transfer from Mr. Wong to Nova Dongguan.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 24 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Our accounts receivable remain outstanding . . ., page 21

19.	Please disclose the total amount of accounts receivable, including a breakdown of the number of days past due for such accounts. In particular, we note the data you provide on page 43.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 22 of Amendment No. 1.

We may not be able to obtain regulatory approval for our products . . ., page 22

20.	Please disclose whether there are any regulatory approvals that are currently pending or that you still need to obtain to conduct your business.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 23 of Amendment No. 1.

If we fail to satisfy our additional capital contribution requirements to Nova Dongguan . . ., page 29

21.
We note that you are required to contribute $9.1 million as a capital contribution to Nova Dongguan by November 2011.  Please prominently disclose this requirement in your Business section. Please disclose how you anticipate funding such requirement, including any specific financing activities you anticipate undertaking.  Further, please disclose in both the risk factor subheading and your Business section the impact of failing to make such capital contribution, including an estimate of any penalty you may be required to pay, and the fact that your business license may be revoked.  We note your related disclosure on page 44.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 17, 30 and 45 of Amendment No. 1.

Future sales of shares of our common stock . . ., page 32

22.
We note your statement that the lockup period for certain shareholders is generally three years from the date the company becomes listed on a national securities exchange.  We note that this period appears to be substantially longer than many of the typical lockup periods. Please advise as to how you determined that the general lockup period is three years, including whether you plan to impose such a lockup period following any listing on a national securities exchange.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Response:

The Company has entered into lockup agreements, dated June 30, 2011 (the “Lockup Agreements”), with the four shareholders issued shares of the Company’s common stock pursuant to the Share Exchange Agreement. The Lockup Agreements demonstrate to investors during this difficult economic environment management’s long-term commitment to the Company and its operations. The lockup period under the Lockup Agreements runs until the earliest to occur of (i) three years following the date the Company’s securities are listed on a national securities exchange or (ii) if the closing of an offering of the Company’s securities does not occur within one year from the date of the Lockup Agreements, then two years from the date of the Lockup Agreements.

The Company has filed the lockup agreements as Exhibits 10.9, 10.10, 10.11 and 10.12 to Amendment No. 1 and revised the disclosure. Please see pages 33 and 60 of Amendment No. 1.

Provisions in our Amended and Restated Bylaws could make it very difficult for you to bring any legal actions . . ., page 34

23.
We note your disclosure that your directors and officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances.  Please revise your disclosure to discuss whether this is consistent with Nevada law.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 35 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

24.
Please provide a discussion of the business reasons for changes in the various line items, and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item.  For example, on page 40, you note that a number of factors contributed to the loss in net sales, such as Chinese New Year, changes in your sales and marketing strategy, and cancellation of certain contracts, but you do not quantify the effects of these various factors. Similarly, on page 41, you note that the increase in net sales was primarily due to sales to your franchise network, however you do not disclose the other business reasons for the 33% increase in sales or whether there were any offsetting amounts.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 40 and 42 of Amendment No. 1.

Results of Operations: Comparison of Three Months Ended March 31, 2011 and 2010, page 39

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Net Sales, page 40

25.	Please revise to expand your discussion of the substantial drop in sales in the first quarter to fully address the underlying reasons for the change. For example:

•	Quantify the impact from each of the different reasons given.

•	Explain how the Chinese New Year vacation in the current period differed from the first quarter of 2010.

•
Provide more analysis of how the vacation impacted the quantities sold, including how you managed your inventory to anticipate the vacation, whether pent up demand resulted in an increase in sales following the vacation, the reasons inventory increased overall in the first quarter, etc.

•	Provide specific, detailed information of the canceled contracts to give an investor a clear understanding of the potential and expected impact to future operations.

Response:

During the first quarter of 2011, because of the earlier timing and slightly longer vacation period for the Chinese New Year compared to 2010, and in connection with our transition in product inventory, more orders for international markets were delayed and rescheduled than in the first quarter of 2010. The Chinese New Year in 2011 was from February 2 to February 9, around which the Company took a 10-day vacation for this holiday, not including weekends, compared to the 2010 holiday that was from February 14 to February 19, around which the Company took a 9-day vacation, not including weekends. The Company’s production period on orders for international markets typically is 35 to 45 days from receipt of order, which includes the sourcing and purchasing of raw materials specific to the order. Commencement of sourcing of raw materials and production on orders received during or just prior to the vacation period is necessarily delayed during the vacation period, resulting in the deferred completion and delivery of such orders, which is when the Company recognizes revenue, until the second quarter. Management has revised its assessment and determined that the impact of the Chinese New Year vacation in the first quarter of 2011 was not as significant compared to the other business reasons for the change in sales between the 2011 and 2010 periods, including a transition in product inventory for international markets, economic climate in the markets of certain customers and strategic rejection of orders that did not meet our profit margin requirements.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 41 of Amendment No. 1.

Gross profit, page 42

26.
You disclose on page 42 that you expect gross margin to increase in future periods, in part, because more of the increased raw materials costs will be passed through to customers.  Please provide a discussion of how you plan to pass raw material increases to customers.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Response:

The Company does not maintain fixed supply contracts nor does it engage in hedging transactions to protect against raw material price fluctuations. Instead, we attempt to negotiate pricing commitments from suppliers for three to six-month long periods. Concurrently with these pricing negotiations with our suppliers, we negotiate pricing terms for our current product list with our customers in the international markets typically for a period of six to twelve months. We attempt to adjust our product pricing terms with these customers to account for and pass-through to the customer the raw material price fluctuations and current supplier pricing commitments. We may not be able to pass all increases in raw material costs to our customers in the international markets in a timely manner, however, given the difference in duration of negotiated pricing terms. Accordingly, there may be a time lag as we renegotiate pricing with our customers on existing products and introduce new product collections. We attempt to mitigate further the short-term risks of raw material price swings in between customer price negotiations by purchasing some raw materials in advance based on forecasted production needs. In the China retail market, we are less susceptible to these short-term raw material price swing risks because we reserve the right under our franchise agreements to adjust our wholesale and retail product pricing based on raw material price fluctuations, providing franchisees with at least one month’s notice prior to price adjustment.

Liquidity and Capital Resources, page 42

27.
Please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.  See Item 303(a)(2)(i) of Regulation S-K.

Response:

The Company does not have any material commitments for capital expenditures as of the end of the latest fiscal period.

28.	Please elaborate on your internal and external sources of liquidity, and your ability to generate adequate cash to meet your needs for cash, both on a short–term and long-term basis.

Response:

The Company anticipates generating cash for working capital needs primarily from the organic growth of its business, including the expansion of its franchise network in China, and collections of accounts receivable. The Company currently is in the process of conducting a private placement offering of its equity that will be disclosed subsequently upon its closing as required on a Form 8-K. This private placement offering was not planned at the time of the filing of the Original Filing. The Company may seek additional financing in the form of bank loans based on the Company’s good credit rating, or funds raised through offerings of its equity or debt, if and when the Company determines such offerings are required.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 43 of Amendment No. 1.

29.
You disclose in the risk factor section on page 29 that you are required to contribute $9.1 million as additional contribution of capital to Nova Dongguan by November 2011.  You disclose on page 44 that you plan to fund the remaining registered capital requirement of Nova Dongguan through financing activities.  Paragraph (A)(1) of Item 303 of Regulation S-K requires that you identify any known events that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Please revise your filing to fully describe the financing activities (i.e. bank loan, public/private equity/debt offering, etc.) so that an investor can assess the future impact to your operations and liquidity as a result of your intended financing activities.

You further disclose on page 29 that if you are unable to fund the remaining $9.1 million in additional contribution of capital by November 16, 2011, you may apply to the relevant PRC government agencies for an extension or reduction of the registered capital requirement and if the shareholders are unable to complete the capital contribution within the grace period, the foreign-invested enterprise may apply to the relevant PRC government agencies for a reduction of the registered capital requirement.  Please revise your liquidity analysis to disclose that if the reduction of the registered capital requirement is not approved and the capital contribution remains incomplete, the foreign-invested enterprise may be required to pay a penalty and its business license may be revoked by the PRC government and quantify such penalties.  Your disclosure should also disclose any other known consequences of failing to fund the $9.1 million.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Please revise your liquidity analysis to disclose that until the above contribution of capital is satisfied, the foreign-invested enterprise is not allowed to repatriate profits to its shareholders, unless otherwise approved by the SAFE and if you fail to satisfy your additional capital contribution requirements, you may not be able to repatriate profits or dividends. Your disclosure should also address the impact to your operations and liquidity as it relates to this matter.

Please review all obligations and amend your disclosure as applicable to provide a robust discussion of key obligations that will have a material impact to your current and future operations and liquidity. Refer to Sections 501.03, .04 and .13 of the Financial Reporting Codification for guidance.

Response:

The Company requested and, on November 16, 2009, the Foreign Trade and Economic Cooperation Bureau of Dongguan approved an increase in the registered capital of Nova Dongguan from $8 million to $20 million, with the $12 million in additional contribution of capital to be paid within two years. As of June 30, 2011, Nova Dongguan has received $2.9 million in additional capital contributions, with $9.1 million in additional contribution to capital remaining outstanding and due by November 16, 2011. The relevant PRC government agencies may extend the contribution period for an additional six months without penalty, and, upon application by Nova Dongguan, grant a further three-month grace period without penalty. If Nova Dongguan does not receive the balance of registered capital outstanding within these grace periods, Nova Dongguan may apply to the relevant PRC government agencies for a reduction of the registered capital requirement. If the capital contribution remains incomplete after the grace periods have been exhausted or denied, Nova Dongguan may be required to pay a negotiated penalty, typically 3% to 5% of the unsatisfied contribution of capital remaining outstanding, or up to $455,000 as of June 30, 2011. After a six-month period following payment of any such penalty, Nova Dongguan may request a reduction of its registered capital to the amount already contributed with the outstanding balance waived without risk of business license revocation. Although repatriation of profits or dividends by Nova Dongguan will require approval by the SAFE until the contribution of capital is satisfied or the registered capital requirement is reduced to the amount contributed, based upon its relationship with the relevant PRC government agencies and prior requests, the Company believes that such approval would be granted.

The Company does not have any other key obligations as of the end of the latest fiscal period that will have a material impact on its current and future operations and liquidity.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 45 of Amendment No. 1.

30.
Accounts receivable is 63% of total assets as of March 31, 2011, and, compared to the reduced level of sales in the first quarter, represents approximately 111 days of sales, a substantial increase from prior periods. Please revise to provide a robust discussion of the underlying reasons for this change.  This discussion should also include an analysis of the basis for not recording an allowance for doubtful accounts to date.  Also, please tell us how much of the accounts receivable outstanding at December 31, 2010, remains outstanding as of the current date.

Response:

The Company expects all accounts receivable to be collected and, accordingly, management believes that recording of an allowance for doubtful accounts is not necessary based on historical collections. The Company has no history of bad debts or write-offs on its accounts receivable. The Company extends unsecured credit to some of its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. The Company may experience payment delays from time to time, but it fully expects to receive all payments. As of December 31, 2010, the Company had accounts receivable of $6,487,042. As of July 31, 2011, the Company has collected $5,970,000 of the outstanding accounts receivable as of December 31, 2010, with $517,042 remaining outstanding. The balance of the Company’s accounts receivable was $6.93 million as of March 31, 2011, of which $1.54 million of the total outstanding balance was over 180 days. As of July 31, 2011, all accounts receivable with aging over 180 days as of March 31, 2011, have been paid.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Historically, the Company has not experienced bad debts from our sales to international markets. The Company gives an extended payment term of up to 180 days to some of its major customers in international markets, and a payment term to other customers of between 30 to 120 days. Sales to international markets typically are made through letters of credit, but for some long-term, high volume customers, such as Actona Company, the Company accepts payment by telegraphic transfer with a payment term of 15 days after delivery. Our accounts receivable related to sales to international markets typically are less than three months, depending on customer shipment schedules. In 2011, the Company changed its sales and marketing strategy to cease sales of certain low-margin products, which was a principal reason for the decrease in sales during the first quarter of 2011, despite these lower-margin customers usually receiving shorter payment terms. Beginning in 2011, the Company has shortened its payment term to some of its major customers of relatively higher-margin products from 180 days to 120 days. This new sales and marketing strategy caused a temporary reduction of sales while retaining the high accounts receivable outstanding as of March 31, 2011. The Company expects the balance of accounts receivable to decrease with the new payment term to its major customers in the international markets.

The Company has a short history with its franchise stores in China, but based on subsequent collections to date, the Company also fully expects payment from new franchisees. Management assesses the financial position, credit quality, credit history and other factors such as current market conditions before entering into product franchise agreements with new store operators to help ensure the franchisee’s ability to make payment in a timely manner. The Company retains the right to review and assess the performance of franchisees annually under the product franchise agreement, enabling the Company to terminate franchises that fail to meet certain performance targets or make payments on product orders. To increase sales, expand market share and to grow its franchise network in China, the Company granted preferential payment terms to new franchise stores in 2010 and Q1 2011. Historically, we have not experienced bad debts under such preferential terms. The Company has since started phasing out the preferential payment terms, and now requires franchisees to make payment in full prior to delivery. The Company expects the balance of accounts receivable to decrease further as this new payment term for franchisees takes effect along with the new sales strategy and shortened payment term to its major customers in the international markets. For these reasons, management believes that the recording of an allowance for doubtful accounts is not necessary based on historical collections.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 45 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Security Ownership of Certain Beneficial Owners, page 45

31.	Please revise your disclosure for “Directors and named executive officers as a group” to show that it reflects the ownership of 2 persons, as opposed to 3 persons.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 46 of Amendment No. 1.

32.	It appears from your disclosure on page 5 that Nova Holdings owns more than 5% of your common stock. Please revise the table to reflect the ownership of Nova Holdings.

Response:

The Company issued its common stock pursuant to the Share Exchange Agreement to the designee shareholders of Nova Holdings, Messrs. Wong and Ho, and St. Joyal, Messrs. Jiang and Liu, in proportion to their ownership of the respective companies. The Company did not issue any shares of its common stock to Nova Holdings and St. Joyal, and neither entity has voting or dispositive power over the common stock issued pursuant to the Share Exchange Agreement; therefore, neither entity is deemed to beneficially own of any shares of the Company’s common stock. Accordingly, the Company respectfully submits that the table of the security ownership of certain beneficial owners in the Original Filing fully and accurately discloses the beneficial ownership of all 5% shareholders and should not be revised.

Management, page 45

33.
Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director.  Please provide the enhanced disclosure on a director-by-director basis.  See Item 401(e) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 47 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Certain Relationships and Related Party Transactions, page 49

34.	Please disclose the total dollar value of the transactions between the company and the related parties, including the total amount of the loans or advances. See Item 404(d)(1) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 51 of Amendment No. 1.

35.
We note your disclosure that from time to time Mr. Wong made advances to Nova Dongguan for its operating needs. Please clarify whether such advances relate to the $2.9 million Nova Dongguan has received in additional capital contributions from its shareholders as well as the $0.45 million and $0.33 million advanced to the company by a related party, as disclosed on page 44. Further, please provide all information required by Item 404 of Regulation S-K relating to such capital advances by related parties and contributions.

Response:

The loans to Nova Dongguan by Mr. Wong disclosed under “Certain Relationships and Related Party Transactions” on page include the $0.33 million advanced in 2010 and $0.45 million advanced in 2009 disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of the Original Filing, which was a net of cash inflow and outflow as a result of continuous advance from and repayment to Mr. Wong from time to time for the Company’s operating needs. These loans did not include the $2.9 million received by Nova Dongguan in additional contributions to capital in 2010 and 2009, which were received from its shareholders and not required to be repaid.

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 51 of Amendment No. 1.

36.
Please provide the information required by Item 404(d) of Regulation S-K for the shareholder agreement entered into with St. Joyal pursuant to which St. Joyal will assist you in expanding into the U.S. market, or explain why you are not required to do so.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 51 of Amendment No. 1.

Description of Securities, page 50

37.	Please revise your disclosure to indicate that the description is a summary of the material provisions of your common stock.

Response:

The Company respectfully submits that it provided the requested disclosure under the heading “Description of Securities” on page 50 of the Original Filing, stating:

“The following description of our securities and provisions of our Articles of Incorporation and Amended and Restated Bylaws is only a summary. You should refer to our Articles of Incorporation and Amended and Restated Bylaws, copies of which have been incorporated by reference as an exhibit to the Registration Statement on Form S-1 we filed with the SEC on November 10, 2009, and attached as an exhibit hereto, respectively. The following discussion is qualified in its entirety by reference to such exhibits.”

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

38.	Please disclose the approximate number of holders of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 53 of Amendment No. 1.

Consolidated Statements of Income and Comprehensive Income, page 4

39.
You disclose on page 50 that your president is the CEO of one of your customers.  Please revise to separately disclose on the face of your income statement amounts earned from transactions with related parties. Refer to paragraph 1 of Rule 5.03 of Regulation S-X.   Expand the footnotes to provide all disclosures required by ASC 850-10-50.

Response:

The Company’s sales to Diamond Sofa accounted for $1.49 million or 4.8% of consolidated sales in 2010 and $1.37 million or 6.9% of consolidated sales in 2009. Accordingly, as sales to Diamond Sofa did not exceed the 10% threshold of the Company’s consolidated sales in either fiscal year, the Company believes that disclosure on the face of its income statements of amounts earned from transactions with Diamond Sofa are not required by Rule 5.03 of Regulation S-X, nor are disclosures in the footnotes required by ASC 850-10-50. Furthermore, during the periods of the financial statements included in the Original Filing, Thanh H. Lam was not an officer, director or employee of the Company, and therefore Diamond Sofa was not a related party of the Company during such periods until June 30, 2011, the date of Ms. Lam’s appointment as the Company’s president. The Company intends to include all disclosures in its financial statements and footnotes regarding Diamond Sofa as a related party in accordance with Rule 5.03 of Regulation S-X and ASC 850-10-50 in its quarterly report for the three months ended June 30, 2011, and all future filings during which Diamond Sofa remains a related party of the Company.

In making its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long
U.S. Securities and Exchange Commission
August 9, 2011

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of Newman & Morrison LLP, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Thanh H. Lam
Thanh H. Lam
President

Enclosures

cc: Robert Newman, Newman & Morrison LLP

Nova Lifestyle, Inc. Index to Industry Statistics Sources

1.	National Bureau of Statistics of China, Press Release, January 20, 2011, “National Economy Showed Good Momentum of Development in 2010”
a.	Page 3 – GDP increase YoY 10.3%
b.	Page 5 – Furniture RMB 70.5 billion retail sales in 2010 ($10.65 billion at 6.6227 exchange at December 31, 2010) or 37.2% increase over 2009

2.	International Monetary Fund, April 2011, “World Economic Outlook”
a.	Page 20 – Table 1.1 Overview of the World Economic Outlook Projections
b.	Page xvii – Executive Summary
Page 20 – Table 1.1 Overview of the World Economic Outlook Projections
c.	Page 20 – Table 1.1 Overview of the World Economic Outlook Projections
Note: Full publication available at:
http://www.imf.org/external/pubs/ft/weo/2011/01/
(last accessed on August 8, 2011)

3.	Schedule of China GDP compiled from:
a.	International Monetary Fund, “World Economic Outlook Database, April 2011”
Note: Database results available at:
http://www.imf.org/external/pubs/ft/weo/2011/01/weodata/weorept.aspx?sy=2006&ey=2010&ssd=1&sort=country&ds=.&br=1&pr1.x=74&pr1.y=8&c=924&s=NGDP_R%2CNGDP_RPCH&grp=0&a=
(last accessed on August 8, 2011)

4.	Boston Consulting Group, November 2010, “Big Prizes in Small Places: China’s Rapidly Multiplying Pockets of Growth”
a.	Page 4 and 10 – “The MAC (Middle-income and affluent consumers) population will increase from 150 million to more than 400 million over the next decade”
Note: Full publication available at:
http://www.bcg.com/media/PressReleaseDetails.aspx?id=tcm:12-65132
and
http://www.bcg.com/documents/file65100.pdf
(last accessed on August 8, 2011)

5.	National Bureau of Statistics of China, Press Release, April 28, 2011, “Press Release on Major Figures of the 2010 National Population Census”
a.	Page 2 – Section VII Urban and Rural Population

6.	National Bureau of Statistics of China, Press Release, January 17, 2011, “Operation of the National Real Estate Market in 2010”
a.	Page 1 – Investment in commercial residential buildings reached 3,403.8 billion yuan, 32.9% of increase year-on-year
b.	Page 1 – New started floor spaces of housing stood at 1,638 million square meters, up by 40.7%, year-on-year

7.	Centre for Industrial Studies, April 2011, “World Furniture Outlook 2011/2012 Abstract Preview”
a.	Page 2 – Section 1.1 World Furniture Market

8.	Furniture Today, Press Release, December 29, 2010, “CSIL Projects 1% Real Growth for U.S. Furniture Industry in 2011”

Page 7 of Nova Lifestyle, Inc. Form 8-K as filed on June 30, 2011

China Market

Consumer demand for furniture in China has grown rapidly in recent years, with consumption of furniture in China up 37.2% to $10.65 billion in 2010 from 2009, according to the National Bureau of Statistics of China, or the NBS. The expansion of the retail furniture market in China is due, in part, to the country's rapid economic growth. According to the NBS, China's real gross domestic product, or GDP, growth rate was 10.3% in 2010, and has grown an average of 10.1% annually since 2006. China's GDP is expected to continue to grow at a rate of 9.6% in 2011 despite the recent slowdown in global markets, according to the International Monetary Fund, or IMF, in its April 2011 "World Economic Outlook," or the IMF April 2011 Outlook. China has a large population, including a rapidly expanding middle class and young, urban consumer bases, that offers a large pool of potential consumers for our products. China's market population of middle class and affluent consumers is projected to grow to more than 400 million by 2020 from the approximately 150 million in 2010, according to the Boston Consulting Group's "Big Prizes in Small Places; China's Rapidly Multiplying Pockets of Growth" report from November 2010. Economic growth in China has led to greater levels of personal disposable income and increased spending among China's expanding middle class consumer base. Furthermore, the economic and social development in China has brought about greater urbanization, with urban residents approaching nearly 50% of the population in 2010, up 13.5% since the 2000 national census. This urbanization trend and expanding middle class has promoted increased investment in commercial residential buildings and new housing starts in China, which increased 32.9% and 40.7% in 2010 over 2009, respectively, according to the NBS. As apartment and homeownership continues to rise in China, we believe that sales in the furniture industry will also improve.

In order to capture this residential furniture market opportunity for the middle and upper middle-income consumer in China, we have established distinct furniture brands designed specifically for the consumer preferences of the China market. We feature a wide selection of product categories and styles under our brands, each piece part of a collection bearing a distinctive style, design theme and selection of materials and finish that draw from traditional Chinese culture and modern Hong Kong styles. We anticipate developing new collections semi-annually for each brand. Our sales to consumers in China have been small compared to our sales to the U.S. and international markets, and until 2010 consisted solely of sales to wholesalers and agents for domestic retailers. In 2010, sales to our newly established network of franchise stores consisted of approximately $1.69 million, our first year of franchise store sales. We believe that our brands and sales through our franchise store network in China will grow significantly as the demand for quality and stylish furniture increases in China with increased living standards.

Our current brands for the China market, each of which includes pieces and matching furniture suites for the living room, dining room, bedroom and home office, are the following:

Colorful World Our most established and largest selling brand, Colorful World, or 花花世界, was first introduced in 2003 for the middle-income consumer with a young, clean and fashionable look designed for smaller, urban living spaces. Upholstered pieces feature a variety of fabrics and leathers, and other pieces in this brand incorporate steel, glass, marble and lacquered accents and finishes. We anticipate introducing a new bedroom line, Sleeping Life of Colorful World, or 花花世界睡眠生活, in 2011, featuring beds and mattresses that incorporate memory foam and other unique features to create a comfortable sleeping space.

Selected products from our Colorful World collections

7

Page 9 of Nova Lifestyle, Inc. Form 8-K as filed on June 30, 2011

Wo Zhi Bao We plan to introduce our more moderately scaled and priced Wo Zhi Bao, or 屋之宝, brand in 2011. Featuring popular fashion and casual designs for the middle-low income consumer, this brand includes practical pieces across all product categories.

Selected products from our Wo Zhi Bao collections

International Markets

In 2010, our products were sold in over 20 countries worldwide, with Europe and North America as our principal international markets. Worldwide GDP increased 5.0% in 2010, according to the IMF April 2011 Outlook, and global furniture production reached an estimated $347 billion in 2010, according to the Centre for Industrial Studies, or the CSIL, "World Furniture Outlook 2011/2012." The IMF anticipates further worldwide GDP growth of 4.4% in 2011, with much of the real growth expected in emerging economies. The markets in the U.S. and Europe remain challenging because they are experiencing a slower than anticipated recovery from the recent international financial crisis. However, real growth in furniture demand in 2011 is forecasted to grow 3.3% in the world's top 70 countries, according to the CSIL "World Furniture Outlook 2011." We believe that discretionary purchases of furniture by middle to upper middle-income consumers, our target global consumer market, will increase along with the expected growth in the worldwide furniture trade. Furthermore, we believe that furniture featuring modern and contemporary styling such as ours will continue to be in greater demand. As we continue to diversify our international sales by expanding our broad network of distributors, increasing direct sales and entering emerging growth markets, we believe that we are well positioned to respond to changing market conditions, allowing us to take advantage of any upturns in the global and local economies of the markets we serve.

We traditionally have generated the majority of our sales serving as a vertically integrated original design manufacturer, or ODM, and original equipment manufacturer, or OEM, of choice for leading global furniture distributors and large national retailers. We design and manufacture our products for direct sales to private label retailers worldwide and for leading global furniture distributors and wholesalers that in turn offer our products to retailers under their own brand names, including Actona Company (Denmark), Artemis (Australia), BUT International (France), Diamond Sofa (U.S.), Dongguan Metals and Minerals (China), Dormitienda (Spain) and El Dorado Furniture (U.S.). We offer a wide selection of standalone pieces across a variety of product categories and approximately 50 product collections developed exclusively for international markets, with new collections introduced annually. Our research and development team works with our customers to modify our existing product designs and create new designs and styles for their market's particular requirements. We believe that we can continue to expand our sales in the U.S. and international markets as we continue to introduce new quality and stylish products to distributors and increase our direct sales to retailers and chain stores as we expand and explore new markets worldwide.

Sales and Marketing

Our sales and marketing strategies to reach our target middle class, urban consumer include (1) expanding our franchise store network in China; (2) increasing direct sales in the U.S. and internationally; (3) participation in trade exhibitions; (4) promotion of furniture culture; and (5) advertising and online marketing.

9

Source 1

National Bureau of Statistics of China, Press Release, January 20, 2011, “National Economy Showed Good Momentum of Development in 2010”

6/6/2011 National Economy Showed Good Mom...

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中华人民共和国国家统计局
National Bureau of Statistics of China

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National Economy Showed Good Momentum of Development in 2010

National Bureau of Statistics of China 2011.01.20 10:00:57

Ma Jiantang
Commissioner, National Bureau of Statistics of China
January 20, 2011

In 2010, faced with the complicated and volatile domestic and international economic environment, serious natural disasters and various grand challenges, the Central Party Committee and the State Council, uniting and leading the Chinese people of all ethnic groups, sized up the situation and made scientific decisions. They implemented earnestly the scientific outlook on development, sped up the transformation of economic development mode, strengthened and improved macro economic control and encouraged the performance of market mechanism. As a result, the achievements of countering the impact of global financial crisis were consolidated and expanded, and the national economy showed good momentum of development.

1(a) & 3(f)

According to preliminary estimation, the gross domestic product (GDP) for the year 2010 was 39,798.3 billion yuan, up by 10.3 percent at comparable prices, or 1.1 percentage points higher than that in the previous year. In terms of growth by quarters, it was up 11.9 percent for the first quarter, 10.3 percent growth for the second quarter, 9.6 percent for the third quarter and 9.8 percent for the last quarter. In terms of growth by sectors, the value added was 4,049.7 billion yuan for the primary industry, up by 4.3 percent; 18,648.1 billion yuan for the secondary industry, up by 12.2 percent; and 17,100.5 billion yuan for the tertiary industry, up by 9.5 percent.

I. Agricultural Production Grew Steadily with Increase in Grain Output for Consecutive Seven Years. In 2010, the total output of grain reached 546.41 million tons, an increase of 2.9 percent over that in the previous year with an output increase for the seventh year. Of this total, the output of summer grain was 123.10 million tons, a year-on-year decline of 0.3 percent; the output of early rice was 31.32 million tons, a drop of 6.1 percent over that in the previous year; the output of autumn grain was 391.99 million tons, a year-on-year increase of 4.8 percent. The output of oil-bearing seeds grew by 2.7 percent and that of sugar dropped by 1.9 percent. The output of meat maintained steady growth as the output of pork, beef, mutton and poultry reached 77.80 million tons in 2010, up by 3.6 percent. Of this total, the output of pork was 50.70 million tons, up by 3.7 percent.

II. Industrial Production Went up Steadily with a Substantial Increase in Economic Efficiency of Enterprises. In 2010, the value added of the industrial enterprises above designated size was up by 15.7 percent, or 4.7 percentage points higher than that in 2009. Of which, the growth in the first quarter was 19.6 percent, that in the second quarter was 15.9 percent, 13.5 percent growth in the third quarter and 13.3 percent growth in the last quarter. Analysis on different types of enterprises showed that the value added of the state-owned and state holding enterprises went up by 13.7 percent; collective enterprises, up by 9.4 percent; share-holding enterprises, up by 16.8 percent; and 14.5 percent growth for the enterprises funded by foreign investors or investors from Hong Kong, Macao and Taiwan. The growth of the heavy industry was 16.5 percent and that of the light industry was 13.6 percent. Among the 39 industrial divisions, 38 of them witnessed year-on-year growth. In terms of different areas, the growth in eastern, central and western regions went up by 14.9 percent, 18.4 percent and 15.5 percent respectively. The production and sales of industrial

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by 14.9 percent, 18.4 percent and 15.5 percent respectively. The production and sales of industrial products went on well. In 2010, the sales ratio was 97.9 percent for the industrial enterprises above designated size, or 0.2 percentage point higher than that in the previous year.

In the first eleven months of 2010, the profits made by industrial enterprises above designated size reached 3,882.8 billion yuan, up by 49.4 percent year-on-year, or 41.6 percentage points higher than that in the same period of last year. Among the 39 industrial divisions, 38 divisions registered year-on-year growth with profits.

III. Investment Kept Fast Growth with Further Improved Investment Structure. In 2010, the total investment in fixed assets of the country reached 27,814.0 billion yuan, a year-on-year growth of 23.8 percent, or a drop of 6.2 percentage points as compared with the growth in the previous year. The real growth was 19.5 percent after deducting price factors. Of this total, the fixed assets investment in urban areas was 24,141.5 billion yuan, up by 24.5 percent, or 5.9 percentage points lower that that in the previous year, and that in rural areas was 3,672.5 billion yuan, up by 19.7 percent, or 7.6 percentage points lower. Of the fixed assets investment in urban areas, the growth of investment in the primary industry was 18.2 percent; that in the secondary industry was 23.2 percent and 25.6 percent for the tertiary industry. In terms of different areas, the investment in eastern, central and western regions grew by 22.8 percent, 26.9 percent and 26.2 percent respectively. The total investment in real estate development for the year was 4,826.7 billion yuan, a growth of 33.2 percent.

1(b)

IV. Consumption Enjoyed Steady and Fast Growth and the Popular Commodities Maintained High Sales. In 2010, the total retail sales of consumer goods reached 15,455.4 billion yuan, a growth of 18.4 percent, or a real growth of 14.8 percent after deducting price factors. Of this total, the retail sales of consumer goods in cities stood at 13,368.9 billion yuan, up by 18.8 percent, and that in rural areas reached 2,086.5 billion yuan, up by 16.1 percent. Grouped by consumption patterns, the income of catering industry was 1,763.6 billion yuan, up by 18.0 percent; that of retail sales of commodities, 13,691.8 billion yuan, up by 18.5 percent. In particular, the retail sales by businesses above designated size reached 5,805.6 billion yuan, up 29.9 percent. Rapid growth was registered in emerging areas for consumption: the sales of gold, silver and jewelries rose by 46.0 percent; that of furniture went up by 37.2 percent; automobiles grew by 34.8 percent and household appliances and audio-video equipment increased by 27.7 percent.

V. Market Prices Went up on a Year-on-Year Basis while the Prices for Food Increased Sharply. In 2010, the consumer prices went up by 3.3 percent year-on-year. The price rose by 3.2 percent in cities and 3.6 percent in rural areas. Grouped by categories, the prices for food increased by 7.2 percent; prices for tobacco, liquor and articles went up by 1.6 percent; health care and personal articles, up by 3.2 percent; recreation, education, culture articles and services, up by 0.6 percent; housing, up by 4.5 percent; clothing, down by 1.0 percent; transportation and communication, down by 0.4 percent while household facilities, articles and maintenance services maintained the same level of growth. In December, the consumer prices grew by 4.6 percent year-on-year and 0.5 percent month-on-month. In 2010, the producer prices for manufactured goods went up by 5.5 percent year-on-year. The year-on-year change in December was up by 5.9 percent and the month-on-month change was up by 0.7 percent. The purchasers' prices for raw material, fuel and power was up by 9.6 percent for the whole year, and in December it grew by 9.5 percent year-on-year, or 1.1 percent month-on-month.

VI. Total Value of Imports and Exports Increased Rapidly and the Trade Surplus Declined to Some Extent. The total value of imports and exports for the whole year reached 2,972.8 billion US dollars, an increase of 34.7 percent over that in the previous year. The total value of exports was 1,577.9 billion US dollars, up by 31.3 percent; that of imports was 1,394.8 billion US dollars, up by 38.7 percent. The trade surplus was 183.1 billion US dollars, a decline of 6.4 percent over that in the previous year.

VII. Urban and Rural Residents' Income Increased Steadily, with Higher Growth for Rural Residents than that for Urban Residents. In 2010, the per capita income of urban household was 21,033 yuan, an increase of 11.5 percent over that in the previous year. Of this total, the per capita disposable income of urban residents was 19,109 yuan, up by 11.3 percent, or a real increase of 7.8 percent after deducting price factors. Of the per capita income of urban household, the growth of wage income was 10.7 percent; that of transferred income, 12.8 percent; operating net income, 12.1 percent; property income, 20.5 percent. The per capita net income of rural residents was 5,919 yuan, up by 14.9 percent over that in the previous year, or 10.9 percent growth in real terms. Of this total, the growth of wage income was 17.9 percent; that of household operating

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net income, 12.1 percent; property income, 21.0 percent and transferred income, 13.8 percent.

VIII. Money Supply Kept Steady Growth, the Incremental Outstanding Loans and Deposits Declined. By the end of December, the balance of broad money (M_2) was 72.6 trillion yuan, a year-on-year growth of 19.7 percent, which was 8.0 percentage points lower than that at the end of last year; the balance of narrow money (M_1) was 26.7 trillion yuan, up by 21.2 percent, or 11.2 percentage points lower; the balance of cash in circulation (M_0) was 4.5 trillion yuan, a rise of 16.7 percent, or up by 4.9 percentage points. The amount of outstanding loans of all financial institutions was 47.9 trillion yuan, increased by 7.9 trillion yuan over that at the beginning of this year, or a decrease of 1.6 trillion yuan as compared with last year. The amount of outstanding deposits of all financial institutions was 71.8 trillion yuan, an increase of 12.0 trillion yuan over that at the beginning of 2010, or 1.1 trillion yuan less than that of 2009.

At present, the national economy is in a crucial period of turning from recovery to steady growth. According to the general arrangements of the Central Economic Work Conference, we should insist on taking scientific development as the theme and transformation of economic development mode as the mainline, carry out the pro-active fiscal policy and prudent monetary policy and improve the relevance, flexibility and effectiveness of macro-control. We should also accelerate the process of economic structure adjustment, promote independent innovation, pay special attention to energy saving and emission reduction, deepen the reform and opening-up, guarantee and improve the livelihood of people and consolidate the achievements of countering the impact of global financial crisis. Only by doing so could we achieve a steady and fast economic growth and promote social harmony and stability.

1(a)

Indicators	December		Jan-Dec.	
	Absolute Magnitude	Increased YoY (%)	Absolute Magnitude	Increased YoY (%)
I. Gross Domestic Products(100 million yuan)	...	...	**397983**	**10.3**
Primary Industry	...	...	40497	4.3
Secondary Industry	...	...	186481	12.2
Terfiary Industry	...	...	171005	9.5
II. Agriculture				
Grain (10,000 tons)	...	...	54641	2.9
Summer Maturing Crops (10,000 tons)	...	...	12310	-0.3
Early Rice (10,000 tons)	...	...	3132	-6.1
Autumn Maturing Crops (10,000 tons)	...	...	39199	4.8
Pork, Beef, Mutton and Poultry (10,000 tons)	...	...	7780	3.6
# Pork (10,000 tons)	...	...	5070	3.7
Slaughtered Pig (10,000)	...	...	66700	3.3
Live Pig (10,000)	...	...	46440	-1.2
III. Value-added of Industry Above Designated Size	...	**13.5**	...	**15.7**
Grouped by Light & Heavy Industry				
Light Industry	...	13.0	...	13.6
Heavy Industry	...	13.7	...	16.5
Grouped by Status of Registration				
State Owned & State-holding Enterprises	...	9.8	...	13.7
Collective-Owned Enterprises	...	7.9	...	9.4
Joint-Stock Enterprises	...	15.0	...	16.8
Enterprises with Funds from Hong Kong, Macao and Taiwan, and Foreign Funded Enterprises	...	11.4	...	14.5
The Value-Added of the Main Industrial Sectors				
Manufacture of Textile	...	7.8	...	11.6
Manufacture of Chemical Raw Material and Chemical Products	...	10.5	...	15.5

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Manufacture of Nonmetal Mineral Products	...	19.3	...	20.3
Manufacture of General Purpose Machinery	...	23.9	...	21.7
Manufacture of Transport Equipment	...	16.6	...	22.4
Manufacture of Electrical Machinery & Equipment	...	16.4	...	18.7
Manufacture of Telecommunications Equipment, Computers and Other Electronic Equipment	...	12.2	...	16.9
Production and Supply of Electric Power and Heat Power	...	5.9	...	11.0
Smelting and Pressing of Ferrous Metals	...	5.9	...	11.6
Output of Major Products				
Crude Oil (10,000 tons)	1752	9.0	20301	6.9
Generating Capacity (100 million kWh)	3678	5.1	41413	13.3
Pig Iron (10,000 tons)	4665	2.3	59022	7.4
Crude Steel (10,000 tons)	5152	6.3	62665	9.3
Steel (10,000 tons)	6784	3.5	79627	14.7
Cement (100 million tons)	1.7	16.4	18.7	15.5
Automobile (10,000 sets)	195.4	23.9	1865	31.9
Of which: Autocars (10,000 sets)	103.4	15.9	984.0	29.2
Sales Ratio (%)	98.9	-0.6 (percentage point)	97.9	0.2 (percentage point)
Export Delivery Value (100 million yuan)	8663	18.3	90764	25.4
IV. Total Investment in Fixed Assets (100 million yuan)	...	...	**278140**	**23.8**
Grouped by Region				
Urban Area	...	...	**241415**	**24.5**
Of which: State-owned and state holding	...	...	102130	18.0
Of which: Real Estate Development	...	...	48267	33.2
Rural Area	...	...	**36725**	**19.7**
Investment in Fixed Assets in Urban Area				
Grouped by Jurisdiction of Project Management				
Central Investment	...	...	21837	8.9
Local Investment	...	...	219578	26.3
Grouped by Type of Industry				
Primary Industry	...	...	3966	18.2
Secondary Industry	...	...	101048	23.2
Tertiary Industry	...	...	136401	25.6
Grouped by Industrial Sectors				
Production and Supply of Electric Power and Heat Power	...	...	11869	6.6
Extraction of Petroleum and Natural Gas	...	...	2893	3.6
Railway Transportation	...	...	7495	12.5
Ore Mining, Processing of Non-Metallic Minerals and its Products	...	...	8436	29.2
Ore Mining, Smelting and Pressing of Ferrous Metals	...	...	4531	10.3
Ore Mining, Smelting and Pressing of Non-Ferrous Metal	...	...	3934	31.8
Grouped by Registration Type				
Domestic Funded	...	...	224395	25.6
Funds from Hong Kong, Macao and Taiwan	...	...	7638	18.5
Foreign Investment	...	...	8195	6.6
Grouped by Construction and New Projects				
				20601

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Accumulative Construction Projects	...	...	471863	(unit)
Total Investment in Construction Project (100 million yuan)	...	...	522161	23.1
New Started Projects	...	...	330049	-9746 (unit)
Total Planned Investment in New projects (100 million yuan)	...	...	190805	25.6
Funds in Place for Investment (100 million yuan)	...	...	272452	24.5
Government Budgetary Funds	...	...	13058	13.6
Domestic Loans	...	...	44872	19.2
Foreign Investment	...	...	4377	9.9
Self-Raising Funds	...	...	166217	30.3
Gross Out Value of Construction(100 million yuan)	...	...	95206	24.0
Floor Space of Buildings Under Construction(100 million sq.m)	...	...	70.1	19.0
V. Total Retail Sales of Consumer Goods (100 million yuan)	**15330**	**19.1**	**154554**	**18.4**
Grouped by Location of Establishments				
Urban Area	13260	19.5	133689	18.8
Rural Area	2070	17.0	20865	16.1
Grouped by Consumer Patterns				
Revenue From Catering	1722	18.3	17636	18.0
Retail Sales of Commodities	13608	19.3	136918	18.5
Of which: Retail sales of Enterprises above Designated Size	6325	33.0	58056	29.9
Of which: Grain, Oil, Foodstuff, Beverages, Tobacco, and Liquor	747	32.1	7316	24.5
Garments, Footwear, Hats, Knitwear	697	27.3	5874	24.8
Cosmetics	92	21.3	889	16.6
Gold and Silver Jewelry	124	47.7	1261	46.0
Articles for Daily Use	197	27.4	2033	25.1
Sports and Recreation Articles	31	36.0	299	20.1
Household Appliances and AV Equipment	396	34.9	4056	27.7
Traditional Chinese and Western Medicines	285	24.3	2980	23.5
Cultural and Office Appliances	118	23.6	1123	23.5
furniture	81	34.5	705	37.2
Communication Appliances	84	49.4	792	21.8
Petroleum and Related Products	1014	32.7	10401	34.3
Automobile	2009	37.2	16673	34.8
Building and Decoration Materials	91	37.8	760	32.3
VI. CPI	...	**4.6**	...	**3.3**
Of which: Urban	...	4.4	...	3.2
Rural	...	5.1	...	3.6
Of which: foodstuff	...	9.6	...	7.2
Non-foodstuff	...	2.1	...	1.4
Of which: Consumer Goods	...	5.1	...	3.7
Services	...	2.8	...	2.0
Grouped by Commodity Categories				
Foodstuff	...	9.6	...	7.2
Tobacco, Liquor and its Articles	...	1.8	...	1.6
Clothing	...	0.1	...	-1.0
Household Facilities, Articles and Maintenance Services	...	1.2	...	0.0

1(b)

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6/6/2011 National Economy Showed Good Mom...

Services				
Health Care and Personal Articles	...	4.0	...	3.2
Transportation and Communication	...	-0.7	...	-0.4
Recreational, Educational, Cultural Articles and Services	...	0.7	...	0.6
Housing	...	6.0	...	4.5
VII. Producer Prices For Manufactured Goods	...	**5.9**	...	**5.5**
Means of Production	...	6.7	...	6.6
Mining and Quarrying	...	12.6	...	22.2
Raw Materials	...	8.9	...	10.1
Processing	...	4.9	...	3.1
Means of Livelihood	...	3.5	...	2.0
Foodstuff	...	5.9	...	3.8
Clothing	...	3.3	...	2.0
Articles for Daily Use	...	3.9	...	1.9
Durable Consumer Goods	...	-0.3	...	-0.6
VIII. Purchasing Price for Raw Materials, Fuels and Power Products	...	**9.5**	...	**9.6**
Nonferrous Metal Materials and Wires	...	15.9	...	22.2
Fuel and Power	...	9.1	...	16.3
Ferrous Metals Materials	...	11.2	...	6.6
Chemical Raw Materials	...	9.5	...	7.0
IX. Investment Price on Fixed Assets	...	**5.4** (4th. qr.)	...	**3.6**
Construction and Installation	...	7.8 (4th. qr.)	...	4.9
Material Expense	...	7.7 (4th. qr.)	...	4.3
Labor Expense	...	12.1 (4th. qr.)	...	9.1
Machine-used Expense	...	3.2 (4th. qr.)	...	2.9
Equipment and Apparatus Purchasing Expense	...	0.5 (4th qr.)	...	0.3
Other Expenses	...	3.3 (4th. qr.)	...	3.1
X. Produce Price on Agricultural Products	...	...	...	**10.9**
Farming Products	...	...	...	16.6
Grain	...	...	...	13.3
Cereal	...	...	...	12.8
Wheat	...	...	...	7.9
Rice	...	...	...	12.8
Corn	...	...	...	16.1
Cotton	...	...	...	57.7
Oil-bearing Crops	...	...	...	12.1
Sugar Crops	...	...	...	6.0
Vegetables	...	...	...	16.8
Fruits	...	...	...	18.9
Tea	...	...	...	20.4
Tobacco	...	...	...	5.8
Forestry Products	...	...	...	22.8
Timber	...	...	...	3.2

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6/6/2011 National Economy Showed Good Mom...

Animal Husbandry Products	...	...	...	3.0
Hogs	...	...	...	-1.7
Cattle and Buffaloes	...	...	...	4.7
Sheep and Goats	...	...	...	8.7
Poultry	...	...	...	7.0
Poultry Eggs	...	...	...	7.5
Milk Products	...	...	...	15.3
Downy Products	...	...	...	28.9
Fishery Products	...	...	...	7.6
Sea Aquatic Products	...	...	...	10.1
Fresh Aquatic Products	...	...	...	5.2
XI. Income and Expenditure of Households				
Per Capita Cash Income of Rural Households(yuan)	...	...	5919	10.9
Income from Wages and Salaries	...	...	2431	17.9
Income from Household Operations	...	...	2833	12.1
Of which: Income from the Primary Industry	...	...	2231	12.2
Income from the Secondary and Tertiary Industry	...	...	602	11.7
Income from Properties	...	...	202	21.0
Income from Transfers	...	...	453	13.8
Per Capita Consumption Living Expenditure of Rural Households(yuan)	...	...	4382	5.9
Per Capita Disposable Income of Urban Households(yuan)	...	...	19109	7.8
Per Capita Consumption Expenditure of Urban Households(yuan)	...	...	13471	6.4

Note:

1. Construction enterprises refer to enterprises of general constructing contractors and professional contractors (excluding enterprises of worker subcontractors) which possess qualification grades.

2. Produce prices of agricultural products refer to prices received by producers when they directly sell farm products.

3. The data on GDP, value-added of industry above designated-size and its growth-rate by items are calculated at comparable price. The data on per capita cash income of rural households, per capita disposable income of urban households and growth rate of per capita consumption expenditure of urban households are all real growth rate. And the data on other growth rates are calculated at current price.

APPENDIX

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Source 2

Excerpts from International Monetary Fund, April 2011, “World Economic Outlook”

World Economic and Financial Surveys

WORLD ECONOMIC OUTLOOK
April 2011

Tensions from the Two-Speed Recovery
Unemployment, Commodities, and Capital Flows

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EXECUTIVE SUMMARY

The recovery is gaining strength, but unemployment remains high in advanced economies, and new macroeconomic risks are building in emerging market economies. In advanced economies, the handoff from public to private demand is advancing, reducing concerns that diminishing fiscal policy support might cause a "double-dip" recession. Financial conditions continue to improve, although they remain unusually fragile. In many emerging market economies, demand is robust and overheating is a growing policy concern. Developing economies, particularly in sub-Saharan Africa, have also resumed fast and sustainable growth. Rising food and commodity prices pose a threat to poor households, adding to social and economic tensions, notably in the Middle East and North Africa. Oil price increases since January 2011 and information on supply, including on spare capacity, suggest that the disruptions so far would have only mild effects on economic activity. An earthquake in Japan has exacted a terrible human toll. Its macroeconomic impact is projected to be limited, although uncertainty remains elevated. Overall, with the recovery stronger on the one hand but oil supply growth lower on the other, projections for global real GDP growth in 2011–12 are little changed from the January 2011 *WEO Update.* But downside risks have risen.

2(a) - 2(b)

World real GDP growth is forecast to be about 4½ percent in 2011 and 2012, down modestly from 5 percent in 2010. Real GDP in advanced economies and emerging and developing economies is expected to expand by about 2½ percent and 6½ percent, respectively. Downside risks continue to outweigh upside risks. In advanced economies, weak sovereign balance sheets and still-moribund real estate markets continue to present major concerns, especially in certain euro area economies; financial risks are also to the downside as a result of the high funding requirements of banks and sovereigns. New downside risks are building on account of commodity prices, notably for oil, and, relatedly, geopolitical uncertainty, as well as overheating and booming asset markets in emerging market economies. However, there is also the potential for upside surprises to growth in the short term, owing to strong corporate balance sheets in advanced economies and buoyant demand in emerging and developing economies.

Many old policy challenges remain unaddressed even as new ones come to the fore. In advanced economies, strengthening the recovery will require keeping monetary policy accommodative as long as wage pressures are subdued, inflation expectations are well anchored, and bank credit is sluggish. At the same time, fiscal positions need to be placed on sustainable medium-term paths by implementing fiscal consolidation plans and entitlement reforms supported by stronger fiscal rules and institutions. This need is particularly urgent in the United States to stem the risk of globally destabilizing changes in bond markets. The U.S. policy plans for 2011 have actually switched back from consolidation to expansion. Efforts should be made to reduce the projected deficit for fiscal year 2011. Measures to trim discretionary spending are a move in this direction. However, to make a sizable dent in the projected medium-term deficits, broader measures such as Social Security and tax reforms will be essential. In Japan, the immediate fiscal priority is to support reconstruction. Once reconstruction efforts are under way and the size of the damage is better understood, attention should turn to linking reconstruction spending to a clear fiscal strategy for bringing down the public debt ratio over the medium term. In the euro area, despite significant progress, markets remain apprehensive about the prospects of countries under market pressure. For them what is needed at the euro area level is sufficient, low-cost, and flexible funding to support strong fiscal adjustment, bank restructuring, and reforms to promote competitiveness and growth. More generally, greater trust needs to be reestablished in euro area banks through ambitious stress tests and restructuring and recapitalization

International Monetary Fund | April 2011 xvii

WORLD ECONOMIC OUTLOOK: TENSIONS FROM THE TWO-SPEED RECOVERY

programs. Moreover, reform of the global financial system remains very much a work in progress.

The challenge for many emerging and some developing economies is to ensure that present boom-like conditions do not develop into overheating over the coming year. Inflation pressure is likely to build further as growing production comes up against capacity constraints, with large food and energy price increases, which weigh heavily in consumption baskets, motivating demands for higher wages. Real interest rates are still low and fiscal policies appreciably more accommodative than before the crisis. Appropriate action differs across economies, depending on their cyclical and external conditions. However, a tightening of macroeconomic policies is needed in many emerging market economies.

- For external surplus economies, many of which manage their currencies and do not face fiscal problems, removal of monetary accommodation and appreciation of the exchange rate are necessary to maintain internal balance—reining in inflation pressure and excessive credit growth—and assist in global demand rebalancing.
- Many external deficit economies need to tighten fiscal and monetary policies, possibly tolerating some overshooting of the exchange rate in the short term.
- For some surplus and deficit economies, rapid credit and asset price growth warn of a threat to financial stability. Policymakers in these economies will need to act soon to safeguard stability and build more resilient financial systems.
- Many emerging and developing economies will need to provide well-targeted support for poor households that struggle with high food prices.

Capital flows to emerging market economies resumed remarkably quickly after the crisis. However, as policy rates in advanced economies rise from their unusually low levels, volatile flows may again exit the emerging market economies. Depending on country-specific circumstances, and assuming appropriate macroeconomic and prudential policies are in place, measures designed to curb capital inflows can play a role in dampening the impact of their excessive volatility on the real economy. However, such measures are not a substitute for macroeconomic tightening.

Greater progress in advancing global demand rebalancing is essential to put the recovery on a stronger footing over the medium term. This will require action by many countries, notably fiscal adjustment in key external deficit economies and greater exchange rate flexibility and structural reforms that eliminate distortions that boost savings in key surplus economies.

There is broad agreement on the contours of the policy responses sketched here. However, with the peak of the crisis now past, the imperative for action and willingness to cooperate among policymakers is diminishing. It would be a mistake for advanced economies to delay fiscal adjustment in the face of a difficult political economy at home. Additionally, while the removal of distortions that boost saving in key external surplus economies would support growth and help achieve fiscal consolidation in key advanced economies, insufficient progress on one front should not serve as an excuse for inaction on the other front. It would also be a mistake for emerging market economies to delay exchange rate adjustment in the face of rising inflation pressure. Many emerging market economies cannot afford to delay additional policy tightening until the advanced economies undertake such tightening themselves. The task facing policymakers is to convince their national constituencies that these policy responses are in their best economic interests, regardless of the actions others are taking.

xviii International Monetary Fund | April 2011

CHAPTER 1

GLOBAL PROSPECTS AND POLICIES

The Recovery Has Solidified, but Unemployment Remains High

The global recovery is continuing broadly as anticipated in the October 2010 and January 2011 *World Economic Outlook* (WEO) projections (Figure 1.1; Table 1.1). World growth decelerated to about 3¾ percent during the second half of 2010, from about 5¼ percent during the first half. This slowdown reflects a normal inventory cycle. As fears of a global depression receded in 2009, businesses at first slowed their rate of destocking, and then, as confidence continued to improve, began to rebuild depleted inventories. This fostered a sharp rebound in industrial production and trade, which lasted through the first half of 2010. As this phase progressed, inventory rebuilding and, as a consequence, industrial production and trade moved into lower gear in the second half of last year. In the meantime, however, reduced excess capacity, accommodative policies, and further improvements in confidence and financial conditions encouraged investment and sharply reduced the rate of job destruction. Consumption also regained strength. Consequently, the recovery has become more self-sustaining, risks of a double-dip recession in advanced economies have receded, and global activity seems set to accelerate again.

Nonetheless, the pace of activity remains geographically uneven, with employment lagging.

- In major advanced economies, economic growth is modest, especially considering the depth of the recession, reaching just 3 percent in 2010. In the United States and the euro area, the economy is following a path as weak as that following the recessions of the early 1990s, despite a much deeper fall (Figure 1.1, middle panel).
- In contrast, many emerging and developing economies have seen robust growth, reaching more than 7 percent in 2010, and have low unemployment rates, although unemployment tends to disproportionately affect young people. In a growing number of these economies, there is evidence of tightening capacity constraints, and many face large food price increases, which present other social challenges.
- Overall, growth is insufficiently strong to make a major dent in high unemployment rates (Figure 1.1, top panel). Some 205 million people are still looking for jobs, which is up by about 30 million worldwide since 2007, according to the International Labor Organization. The increase in unemployment has been very severe in advanced economies; in emerging and developing economies, high youth unemployment is a particular concern, as noted above.

The recovery is broadly moving at two speeds, with large output gaps in advanced economies and closing or closed gaps in emerging and developing economies, but there are appreciable differences among each set of countries (Chapter 2). Economies that are running behind the global recovery typically suffered large financial shocks during the crisis, often related to housing booms and high external indebtedness. Among the advanced economies, those in Asia have experienced a strong rebound (Figure 1.1, bottom left panel). The recovery of euro area economies that suffered housing busts or face financial market pressures has been weaker than in Germany and some other euro area economies. Among emerging and developing economies, those in Asia are in the lead, followed by those in sub-Saharan Africa, whereas those in eastern Europe are only just beginning to enjoy significant growth.

Financial Conditions Are Improving

Reinforcing and reflecting generally positive outcomes, strong profits have spurred equity price gains and lowered bond prices, and volatility has decreased (Figure 1.2, top and bottom panels). Stock prices in emerging Asia, Latin America, and the United States have approached precrisis peaks (Figures 1.2 and 1.3, top panels). Financial stocks in the euro area, however, have been sluggish, reflecting contin-

International Monetary Fund | April 2011 1

WORLD ECONOMIC OUTLOOK: TENSIONS FROM THE TWO-SPEED RECOVERY

2(b)

Table 1.1. Overview of the *World Economic Outlook* Projections
(Percent change unless noted otherwise)

2(a)

2(c)

	Year over Year				Difference from January 2011 WEO Projections		Q4 over Q4		
			Projections				Estimates	Projections	
	2009	2010	2011	2012	2011	2012	2010	2011	2012
World Output[1]	**–0.5**	**5.0**	**4.4**	**4.5**	**0.0**	**0.0**	**4.7**	**4.5**	**4.4**
Advanced Economies	**–3.4**	**3.0**	**2.4**	**2.6**	**–0.1**	**0.1**	**2.7**	**2.6**	**2.5**
United States	–2.6	2.8	2.8	2.9	–0.2	0.2	2.7	3.0	2.7
Euro Area[2]	–4.1	1.7	1.6	1.8	0.1	0.1	2.0	1.5	2.1
Germany	–4.7	3.5	2.5	2.1	0.3	0.1	4.0	1.9	2.5
France	–2.5	1.5	1.6	1.8	0.0	0.0	1.5	1.7	2.0
Italy	–5.2	1.3	1.1	1.3	0.1	0.0	1.5	1.3	1.2
Spain	–3.7	–0.1	0.8	1.6	0.2	0.1	0.6	1.1	1.9
Japan	–6.3	3.9	1.4	2.1	–0.2	0.3	2.5	2.5	1.3
United Kingdom	–4.9	1.3	1.7	2.3	–0.3	0.0	1.5	2.2	2.4
Canada	–2.5	3.1	2.8	2.6	0.5	–0.1	3.2	2.8	2.5
Other Advanced Economies[3]	–1.2	5.7	3.9	3.8	0.1	0.1	4.8	4.3	3.7
Newly Industrialized Asian Economies	–0.8	8.4	4.9	4.5	0.2	0.2	6.1	5.9	3.8
Emerging and Developing Economies[4]	**2.7**	**7.3**	**6.5**	**6.5**	**0.0**	**0.0**	**7.4**	**6.9**	**6.9**
Central and Eastern Europe	–3.6	4.2	3.7	4.0	0.1	0.0	3.7	3.7	4.0
Commonwealth of Independent States	–6.4	4.6	5.0	4.7	0.3	0.1	4.7	4.5	3.7
Russia	–7.8	4.0	4.8	4.5	0.3	0.1	4.7	4.3	3.5
Excluding Russia	–3.1	6.0	5.5	5.1	0.4	–0.1	. . .	. . .	. . .
Developing Asia	7.2	9.5	8.4	8.4	0.0	0.0	9.2	8.4	8.5
China	9.2	10.3	9.6	9.5	0.0	0.0	9.8	9.4	9.5
India	6.8	10.4	8.2	7.8	–0.2	–0.2	9.7	7.7	8.0
ASEAN-5[5]	1.7	6.9	5.4	5.7	–0.1	0.0	6.1	5.4	5.6
Latin America and the Caribbean	–1.7	6.1	4.7	4.2	0.4	0.1	5.2	5.0	4.6
Brazil	–0.6	7.5	4.5	4.1	0.0	0.0	5.0	5.0	4.0
Mexico	–6.1	5.5	4.6	4.0	0.4	–0.8	4.4	4.4	3.7
Middle East and North Africa	1.8	3.8	4.1	4.2	–0.5	–0.5	. . .	. . .	. . .
Sub-Saharan Africa	2.8	5.0	5.5	5.9	0.0	0.1	. . .	. . .	. . .
Memorandum									
European Union	–4.1	1.8	1.8	2.1	0.1	0.1	2.1	1.8	2.4
World Growth Based on Market Exchange Rates	–2.1	3.9	3.5	3.7	0.0	0.1	. . .	. . .	. . .
World Trade Volume (goods and services)	**–10.9**	**12.4**	**7.4**	**6.9**	**0.3**	**0.1**	**. . .**	**. . .**	**. . .**
Imports									
Advanced Economies	–12.6	11.2	5.8	5.5	0.3	0.3	. . .	. . .	. . .
Emerging and Developing Economies	–8.3	13.5	10.2	9.4	0.9	0.2	. . .	. . .	. . .
Exports									
Advanced Economies	–12.2	12.0	6.8	5.9	0.6	0.1	. . .	. . .	. . .
Emerging and Developing Economies	–7.5	14.5	8.8	8.7	–0.4	–0.1	. . .	. . .	. . .
Commodity Prices (U.S. dollars)									
Oil[6]	–36.3	27.9	35.6	0.8	22.2	0.5	. . .	. . .	. . .
Nonfuel (average based on world commodity export weights)	–15.8	26.3	25.1	–4.3	14.1	1.3	. . .	. . .	. . .
Consumer Prices									
Advanced Economies	0.1	1.6	2.2	1.7	0.6	0.1	1.6	2.2	1.5
Emerging and Developing Economies[4]	5.2	6.2	6.9	5.3	0.9	0.5	6.3	5.9	4.2
London Interbank Offered Rate (percent)[7]									
On U.S. Dollar Deposits	1.1	0.5	0.6	0.9	–0.1	0.0	. . .	. . .	. . .
On Euro Deposits	1.2	0.8	1.7	2.6	0.5	0.9	. . .	. . .	. . .
On Japanese Yen Deposits	0.7	0.4	0.6	0.3	0.0	0.1	. . .	. . .	. . .

Note: Real effective exchange rates are assumed to remain constant at the levels prevailing during February 8–March 8, 2011. When economies are not listed alphabetically, they are ordered on the basis of economic size. The aggregated quarterly data are seasonally adjusted.

[1]The quarterly estimates and projections account for 90 percent of the world purchasing-power-parity weights.

[2]Excludes Estonia.

[3]Excludes the United States, Euro Area, and Japan but includes Estonia.

[4]The quarterly estimates and projections account for approximately 79 percent of the emerging and developing economies.

[5]Indonesia, Malaysia, Philippines, Thailand, and Vietnam.

[6]Simple average of prices of U.K. Brent, Dubai, and West Texas Intermediate crude oil. The average price of oil in U.S. dollars a barrel was $79.03 in 2010; the assumed price based on futures markets is $107.16 in 2011 and $108.00 in 2012.

[7]Six-month rate for the United States and Japan. Three-month rate for the Euro Area.

Source 3

Schedule of China GDP compiled from International Monetary Fund, “World Economic Outlook Database, April 2011”

Schedule of China GDP Growth 2006-2010

Year	GDP Growth	
2006	12.70%	
2007	14.20%	
2008	9.60%	
2009	9.20%	
2010	10.30%	
	11.20%	= Average GDP Growth 2006-2010

Report for Selected Countries and Subjects http://www.imf.org/external/pubs/ft/weo/2011/01/weodata/weorept.aspx...

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Country	Subject Descriptor	Units	Scale	2006	2007	2008	2009	2010
China	Gross domestic product, constant prices	National currency	Billions	9,361.486	10,690.817	11,717.135	12,795.113	14,113.008
China	Gross domestic product, constant prices	Percent change		12.700	14.200	9.600	9.200	10.300

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1 of 1

Source 4

Excerpts from Boston Consulting Group, November 2010, “Big Prizes in Small Places: China’s Rapidly Multiplying Pockets of Growth”

Big Prizes in Small Places

China's Rapidly Multiplying Pockets of Growth

Excerpted copy

Carol Liao

Hubert Hsu

Youchi Kuo

Jeff Walters

Veronique Yang

November 2010

bcg.com

© The Boston Consulting Group, Inc. 2010. All rights reserved.

For information or permission to reprint, please contact BCG at:
E-mail: bcg-info@bcg.com
Fax: +1 617 850 3901, attention BCG/Permissions
Mail: BCG/Permissions
The Boston Consulting Group, Inc.
One Beacon Street
Boston, MA 02108
USA

Contents

Executive Summary	4
Consumer Confidence and Spending: Breaking Down the Averages	6
The Dramatic Shift in Consumer Spending Power	10
Not All Middle-Class Consumers Are Alike	10
Not All Small-City Consumers Are Alike	14
Capturing the Growth of Small-City Markets	17
Determining Expansion Priorities	17
Customizing the Brand Experience	17
Educating New Consumers	18
Leveraging Local Distributors	19
Capitalizing on China's Emerging Channels	19
Appendix: Survey Methodology	22
For Further Reading	23
Note to the Reader	24

BIG PRIZES IN SMALL PLACES 3

Executive Summary

The rise of the middle-class market beyond China's largest cities is well known. But there's been scant notice of the significant differences between middle-class consumers in large metropolitan areas and those in smaller cities. The Boston Consulting Group's latest survey, conducted in the spring and summer of 2010, found that middle-class consumers in smaller cities are more likely to increase their spending and to trade up than their counterparts in top-tier cities. This presents a clear opportunity for multinational brands looking for growth beyond China's biggest cities. But success will depend on how quickly companies can understand and respond to differences in attitudes, spending behavior, and preferences among small-city consumers.

As China surpasses Japan to become the world's second-largest economy, Chinese consumers are the most confident in the world, but they remain cautious spenders.

- Consumer confidence returned to the peak levels set in 2007—and even surpassed them in some instances—with a clear rebound in the desire to trade up.
- Although Chinese consumers are more willing to spend now than they were in 2009, they still plan to exercise caution.
- Averages can mask important differences. Attitudes about shopping and spending range widely, depending on consumers' level of income and the size of the city in which they live.

Middle-income and affluent consumers (MACs) residing in China's smaller cities offer an unprecedented opportunity for companies looking for growth.

- The willingness to spend and to trade up is significantly greater in China's smaller cities than in its top cities.
- The combination of higher living costs and the downturn's greater impact in China's larger cities has led big-city MACs—especially the middle class—to have less enthusiasm for spending than their counterparts in smaller cities.
- Small-city markets—with many local brands and no clear leaders among international brands—are less consolidated than markets in large cities and therefore offer attractive opportunities for new entrants.
- Companies entering China's small cities will encounter less intense competition among international brands, along with the potential for higher margins from a fragmented trade structure and the opportunity to shape the behavior of new middle-class consumers.

Companies that fail to venture into China's small cities will miss out on a significant portion of the middle-class growth explosion and leave an opening for their competitors to fill.

- The MAC population will increase from 150 million to more than 400 million over the next decade, and two-thirds will reside in small cities.
- By 2020 there will be nearly 800 urban locations (cities and the urban portions of counties) with real disposable income per capita greater than Shanghai's today.
- Today, in order to reach 80 percent of China's MAC population, a company must be in 340 urban loca-

4 THE BOSTON CONSULTING GROUP

tions. To achieve the same coverage in ten years without falling behind, a company will need to be in nearly 550 urban locations.

Not only is the MAC segment growing faster in small cities than in big cities, small-city MACs will generate an outsize portion of growth in spending on consumer products because of greater consumer confidence and larger discretionary budgets.

- Small-city MACs are more optimistic in general, have suffered less in the downturn, and experience life as more relaxed and family-centered.
- Because of the lower cost of living in small cities, consumers there have greater purchasing power and are more willing to spend.

Companies should not assume that their big-city business models will work equally well in small cities, where they will find distinctive spending behaviors, product preferences, and outreach channels.

- Many consumers new to the middle-income segment are less sophisticated about brands and sometimes require education on product benefits.
- These consumers do less research before purchasing than big-city consumers and show more trust in local brands and television promotions.

Even the small-city markets are not all alike: regional differences in spending habits, product preferences, distribution channels, and trade structures are significant.

- MACs in cities clustered around Nanjing (near Shanghai) and Chengdu (in western China) are the most interested in spending more and trading up, while MACs in the cities around Wuhan (in central China) and Shenyang (in the northeast) are the least interested.
- There is a relatively strong attraction to international brands in the Guangzhou cluster (in the south), whereas MACs in the Xi'an cluster (in the west) clearly prefer local brands.

Because regional differences are so significant in China, companies must define the source of their opportunity carefully and prioritize growth plans before allocating resources.

- Marketers should be prepared to customize offerings and devise cost-efficient marketing approaches.
- Companies will need to invest in "push" strategies, such as trade promotions, and leverage local distributors for economical expansion.
- BCG's five-step approach to expansion can help companies determine which regions they should move into and in what order.

About the Authors

Carol Liao is a partner and managing director in the Hong Kong office of The Boston Consulting Group. You may contact her by e-mail at liao.carol@bcg.com. **Hubert Hsu** is a senior partner and managing director in the firm's Hong Kong office. You may contact him by e-mail at hsu.hubert@bcg.com. **Youchi Kuo** is a project leader in BCG's Hong Kong office. You may contact her by e-mail at kuo.youchi@bcg.com. **Jeff Walters** is a principal in the firm's Shanghai office. You may contact him by e-mail at walters.jeff@bcg.com. **Veronique Yang** is a principal in BCG's Shanghai office. You may contact her by e-mail at yang.veronique@bcg.com.

Big Prizes in Small Places 5

The Dramatic Shift in Consumer Spending Power

Over the next decade, China's continuing growth will bring an additional 270 million consumers into the MAC segment. That's roughly the same number of MAC-equivalent consumers as there are in the United States today. Furthermore, the income distribution of urban residents will shift significantly over this period. By 2020, there will be nearly 800 urban locations (cities and the urban portions of counties) with real disposable income per capita greater than Shanghai's today.[3]

A dramatic shift in the geographic distribution of consumer spending power is also under way. Large groups of consumers residing in smaller cities will rise into the MAC segment for the first time. Today, only 18 percent of consumers in China's smaller cities qualify as MACs, but that number will grow to 45 percent within a decade. By 2020, the MAC population in China will nearly triple, from about 150 million to more than 400 million, and two-thirds will live in small cities. (See Exhibit 6.)

Looked at another way, China will add only 60 million big-city MACs to its economy over the next decade, whereas it will add as many as 200 million small-city MACs. The total number of potential spenders in smaller cities is much greater than in China's major metropolises. This critical rebalancing of China's economy will open up new consumer markets that extend far beyond the swath of coastal provinces where most MACs currently live. To serve this consumer segment, companies will need to expand their footprint rapidly. Today, in order to reach 80 percent of China's MAC population, a company must be in 340 urban locations—but to have the same coverage in ten years, it will need to be in nearly 550 locations. (See Exhibit 7.) And many companies are currently falling short of 80 percent of their targeted segment, so their need to expand is particularly urgent. Any position ceded now to competitors in this strategic market will be very hard to recover.

Not All Middle-Class Consumers Are Alike

To date, the penetration of consumer products companies into small-city markets is still low compared with

3. See *The Keys to the Kingdom: Unlocking China's Consumer Power*, BCG report, March 2010.

Exhibit 6. Many New MACs Will Be Found in Cities Not Traditionally Considered Top Tier

MAC population in urban China
Population (millions)
500
400
300
200
100
0
148
(44%)
415
127
(31%)
2010
2020
Annual growth rate (%)
Tiers 1 and 2
7
Tier 3 and below
13

Source: BCG's China City Income database.

4

10

THE BOSTON CONSULTING GROUP

Source 5

National Bureau of Statistics of China, Press Release, April 28, 2011, “Press Release on Major Figures of the 2010 National Population Census”

6/6/2011 Press Release on Major Figures of the 2...

Chinese (GB) Chinese (BIG5)

中华人民共和国国家统计局
National Bureau of Statistics of China

My Position Home>> News and Coming Events

2011-04-28 10:12:10

Ma Jiantang
Commissioner, National Bureau of Statistics of China
April 28, 2011

China conducted the 6th national population census with zero hour of November 1, 2010 as the reference time. Under the correct leadership of the Central Committee of CPC and the State Council, with the strong support of relevant ministries and local governments and the close cooperation from the media, through the painstaking efforts of about 10 million census workers and the active participation of 1.3 billion people of all nationalities, the field enumeration, check and post-enumeration survey of the census has been successfully completed, and data of high quality were obtained. At this press conference, we are to release major figures through advance tabulation.

Ⅰ.Total Population

Total population as was enumerated through the census was 1,339,724,852 persons, an increase of 73.90 million persons or 5.84 percent over the 10 years since the 2000 census, or an annual growth of 0.57 percent. This was 0.5 percentage points lower than the annual growth of 1.07 percent registered between 1990 and 2000, demonstrating a steady low fertility in the population growth of China over the past decade.

Ⅱ.Size of Family Households

In the 31 provinces, autonomous regions and municipalities, there were 401.52 million family households with a population of 1244.61 million persons. The average size of family households was 3.10 persons, or 0.34 persons less as compared with the 3.44 persons in the 2000 population census. The shrinking of household size was caused by the continued decline of fertility, the increase of population migration and the independent living arrangement of young couples after marriage.

III. Sex Composition

Of the population enumerated in census, males accounted for 51.27 percent, while females accounted for 48.73 percent. The sex ratio declined from 106.74 in 2000 census to the current 105.20 (population of females as 100).

IV. Age Composition

Data from the census showed that population in the age group of 0-14 accounted for 16.60 percent of the total population, down by 6.29 percentage points as compared with 2000 population census; population in the age group of 60 and over accounted for 13.26 percent, up by 2.93 percentage points, of which population in the age group of 65 and over accounted for 8.87 percent, up by 1.91percentage points as compared with the 2000 population census. The change in the age composition of population is a reflection of great improvement in the standard of living and medical and health undertakings along with the fast economic and social development, the continued low level of fertility and the accelerated process of population aging.

V. Composition of Nationalities

stats.gov.cn/.../t20110428_402722237.h... 1/3

6/6/2011 Press Release on Major Figures of the 2...

Of the population enumerated, 91.51 percent were of Han nationality, down by 0.08 percentage points from the 91.59 percent in 2000 population census, and 8.49 percent were of various national minorities, up by 0.08 percentage points from the 8.41 percent in 2000 census. The average annual growth of minority population over the past 10 years was 0.67 percent, or 0.11 percentage points higher than the annual growth of population of Han nationality.

VI. Composition of Educational Attainment

Compared with the 2000 population census, following changes took place in the number of people with various educational attainments of every 100,000 people: number of people with university education increased from 3611 to 8930; number of people with senior secondary education increased from 11146 to 14032; number of people with junior secondary education increased from 33961 to 38788; and number of people with primary education decreased from 35701 to 26779.

The illiterate rate (i.e. proportion of population over 15 years of age who can not read in the total population) was 4.08 percent, a decline of 2.64 percentage points from the 6.72 percent in 2000 census.

Change in the educational attainment and the illiterate rate reflected the positive achievements made over the past decade in promoting 9-year compulsory education, in developing higher education and in eliminating young and mid-age illiterate population. 5

VII. Urban and Rural Population

Of the population enumerated, 665.57 million were urban residents, accounting for 49.68 percent; and 674.15 million were rural residents, accounting for 50.32 percent. Compared with the 2000 population census, the share of urban residents increased by 13.46 percentage points, demonstrating a higher level of urbanization as a result of economic and social development since 2000.

VIII. Geographic Distribution

Of the population enumerated, the resident population of the eastern region accounted for 37.98 percent of the total population of 31 provinces, autonomous regions and municipalities, that of the central region accounted for 26.76 percent, that of the western region accounted for 27.04 percent, and that of the northeastern region accounted for 8.22 percent.

Compared with 2000 population census, the share of population in the eastern region rose by 2.41 percentage points, while the share of all other regions declined. The western region registered the largest drop of 1.11 percentage points, followed by the central region of 1.08 percentage points, and the northeastern region of 0.22 percentage points.

Analyzed by the size of resident population, the top 5 provinces are Guangdong, Shandong, Henan, Sichuan and Jiangsu, while the raking from the 2000 census was Henan, Shandong, Guangdong, Sichuan and Jiangsu.

IX. Migration of Population

Of the population enumerated in the census, 261.39 million persons lived in places other than the towns (townships or streets) of their household registration where they had left for over 6 months. Of this total, 39.96 million were persons with their current residence different from the place of their household registration in the same city, and the remaining were 221.43 million persons. Compared with the 2000 population census, population living in places other than the towns (townships or streets) of their household registration where they had left for over 6 months increased by 117.0 million persons, or up by 81.03 percent, of which the number of migrants other than those with current residence different from the place of their household registration in the same city increased by 100.36 million, or up by 82.89 percent. The rapid shift of rural labour force to non-agricultural activities and fast economic development contributed to the growing size of population migration.

After field enumeration, a total of 402 enumeration blocks were randomly selected to conduct post-enumeration survey to compare with the records of census enumeration, which resulted in a population undercount rate of 0.12 percent.

stats.gov.cn/.../t20110428_402722237.h... 2/3

6/6/2011 Press Release on Major Figures of the 2...

Through the population census, we have collected large volume of basic data concerning the size, quality, composition and distribution of population. As a wealth of information, they are of great value in formulating policies on economic and social development during the "12th five-year development programme" period. We are now engaged in the detailed tabulation and analysis of census data, and will release more information step by step when they become available.

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Source 6

National Bureau of Statistics of China, Press Release, January 17, 2011, “Operation of the National Real Estate Market in 2010”

6/6/2011 Operation of the National Real Estate ...

Chinese (GB) Chinese (BIG5)

中华人民共和国国家统计局
National Bureau of Statistics of China

Home | Agency Information | Statistical Data | Statistical Communiqués

Laws & Regulations | Statistical Standards | Programs & Indicators | International Cooperation | Publications

Jun.6, 2011 Monday Search GO

Home >> News and Coming Events >> Content

Operation of the National Real Estate Market in 2010

National Bureau of Statistics of China 2011.01.17 14:16:04

6(a)

I. The completion of real estate development

In 2010, the total investment in real estate development was 4,826.7 billion yuan, up by 33.2% year-on-year. Of which, investment in commercial residential buildings reached 3,403.8 billion yuan, 32.9% of increase year-on-year, which occupied 70.5% of the investment in real estate development. In December, the completion of investment in real estate development totaled 557 billion yuan, increased 12.0%, year-on-year.

6(b)

In the year of 2010, the floor spaces under construction of real estate development enterprises in the whole country stood at 4,055 million square meters, a year-on-year increase of 26.6%; the new started floor spaces of housing stood at 1,638 million square meters, up by 40.7%, year-on-year; the floor spaces completed reached 760 million square meters, climbing up 4.5% year-on-year. Of which, the floor spaces completed of residential buildings hit 612 million square meters, went up 2.7% year-on-year.

In 2010, land areas purchased was 410 million square meters, up by 28.4%, the value of land purchased amounted to 999.2 billion yuan, increased 65.9%.

In December, the new started floor spaces of housing was 186 million square meters, dropped 1.1%; the floor spaces completed reached 275 million square meters, down by 3.4%, year-on-year. Of which, the floor spaces completed of residential buildings reached 219 million square meters, down by 4.5%; the land areas purchased was amounted to 48.89 million square meters this month, an increase of 1.5%; the value of land purchased amounted to 106.1 billion yuan, increased 5.8%.

II. Sales of commercial buildings

In 2010, the floor spaces of commercial buildings sold accounted for 1043 million square meters, surging up 10.1%, year-on-year, and promoted 0.3 percentage points comparing with January to November. Of the total, the floor spaces of residential buildings sold increased 8.0%; that of office buildings and buildings for commercials used went up 21.9% and 29.9%. In 2010, the total sales of commercial buildings amounted to 5,250 billion yuan, up by 18.3%,year-on-year, 0.8 percentage points of growth rate over January to November. Of which, the sales of commercial residential buildings surged 14.4%, that of office buildings and buildings for commercial use increased 31.2% and 46.3%, respectively.

In December, the floor spaces of commercial buildings sold accounted for 218.08 million square meters, increased 11.5%, year-on-year. The total volume of commercial buildings reached 1020.1 billion yuan, up by 21.9%, year-on-year.

III. The funds sources of real estate development enterprises

In 2010, the funds sources of real estate development enterprises reached 7,249.4 billion yuan, a year-on-year increase of 25.4%. Of the total, domestic loans amounted to 1254 billion yuan, up by 10.3%; that of utilization of foreign funds reached 79.6 billion yuan, increased 66.0%; that of self-financing funds hit 2,670.5 billion yuan, rose by 48.8%, that of other funds accounted for 3,245.4 billion yuan, rose by 15.9%. In view of the other funds, deposits and advantage payments totaled 1,902 billion yuan, ballooned 17.3%; and that of personal mortgage loans stood at 921.1 billion

stats.gov.cn/was40/gjtjj_en_detail.jsp?c... 1/2

6/6/2011 Operation of the National Real Estate ...

1,902 billion yuan, ballooned 17.5%, and that of personal mortgage loans stood at 921.1 billion yuan, gained 7.6% of increase.

IV. Sales price indices of buildings in 70 medium-large sized cities

In December, sales price indices of buildings in 70 medium-large sized cities increased 6.4%, year-on-year, narrowed 1.3 percentage points over in November; the chain index gained a 0.3% of increase.

The sales price of newly constructed residential buildings in December increased 7.6%, year-on-year, fell 1.7 percentage points over last month. The sales price of commercial residential buildings up by 8.5%, of which, the sales price indices of ordinary, luxury commercial housings and economically affordable housings went up 7.2%, 12.8% and 1.0%, respectively. As compared month-on-month, the sales price indices of newly constructed commercial residential buildings, ordinary, luxury commercial buildings and economically affordable housings increased 0.3%, 0.3%, 0.4%, 0.2% and 0.1%.

In December, the sales price of second-handed residential buildings jumped 5.0%, year-on-year, narrowed 0.6 percentage points over the last month; the chain index rose by 0.5%, promoted 0.2 percentage points over in November.

V. National Real Estate Climate Index

In December, the national real estate climate index was 101.79, fell 1.41 points than the previous month, or dropped 1.87 points than it was in the same month last year.

In terms of category index, the investment index of real estate development was 103.87, fell 0.95 points from November, while it up by 3.45 points compared with the same month last year. The index of capital source was 102.66, 2.08 points of decrease from the pervious month, while a year-on-year decrease of 8.11 points. The index of land space development was 96.03, down by 0.39 points compared with the previous month, or increased 0.34 points from the same month last year. The index of floor space of commercial buildings for sale was 103.66, up by 0.56 points from last month, or up by 6.79 points from the same month last year. The index of floor space of buildings under construction was 104.81, dropped 1.44 points from that was in November, a year-on-year increase of 2.3 points.

APPENDIX

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Source 7

Centre for Industrial Studies, April 2011, “World Furniture Outlook 2011/2012 Abstract Preview”

CENTRE FOR INDUSTRIAL STUDIES

WORLD FURNITURE OUTLOOK 2011/2012

W0a-2011

ABSTRACT PREVIEW

Authors
Alessandra Tracogna,
Stefania Pelizzari,
Ugo Finzi (Senior Advisor)

Editorial closing date
April 2011

All queries
tracogna@csilmilano.com

FURNITURE

DISTRIBUTION

SOFT FURNITURE

CONTRACT

OFFICE

KITCHEN

BATHROOM

OUTDOOR

MAJOR APPLIANCES

LIGHTING FIXTURES

SEMIFINISHED AND COMPONENTS

CSIL Milano scrl
15 corso Monforte 20122 Milano Italy
tel. +39 02 796630 fax +39 02 780703
csil@csilmilano.com – www.csilmilano.com

© Copyright CSIL
All rights reserved. Neither this publication nor any part of it may be reproduced, stored in a retrieval system, or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise. Any such action is an infringement of Italian Law (L.18 August 2000 no. 248) and may give rise to legal action for damages and may be prosecuted as a criminal offence.

All the information in this report is verified to the best of the author's and the publisher's ability. However, CSIL does not accept responsibility for any errors and/or omissions resulting from any source or for any loss arising from reliance on it.

WORLD FURNITURE OUTLOOK

WORLD FURNITURE OUTLOOK SUMMARY[1]

7

1.1. The world furniture market

World production of furniture is worth about US$ 347 billion[2]. This estimate is based on CSIL processing of data from official sources, both national and international, that cover the 70 most important countries.

Figure 1
World furniture production

High Income Countries (52%)
Germany 6%
Japan 3%
Italy 7%
France 3%
Canada 2%
United Kingdom 2%
United States 14%
Other high income countries 14%
Other Middle and Low Income Countries 11%
Brazil 2%
Vietnam 2%
Poland 2%
China 31%
Middle and Low Income countries (48%)

Source: CSIL

The seven major industrial economies (which are, in order of furniture production, the United States, Italy, Germany, Japan, France, Canada and the United Kingdom) together produce about US$ 131 billion. The furniture production of all high income countries combined covers 52% of the world total.

Furniture production in middle and low income countries currently amounts to 48% of the world total in value. There are three countries (China, Poland and Vietnam) where production is increasing rapidly thanks to recent investments in new plants especially designed and built for exports.

World furniture trade basically involves 70 countries, which are the subject of this report and of the World Furniture Indicators. The leading importers are the United States, Germany, France and the United Kingdom. The major exporters are China, Italy, Germany and Poland.

[1] Updated as of April 2011

[2] All data in the report are in current US$.

© Copyright 2011 CSIL
This report may not be reproduced in whole or in part by any means whatsoever without the prior written permission of CSIL

CENTRE FOR INDUSTRIAL STUDIES

Figure 2

Four major furniture importing countries. Imports, 2000 - 2010.

Current US$ billion

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
32
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
United States
Germany
France
United Kingdom

Source: CSIL processing of United Nations, Eurostat and national data

In the 2000-2007 period there was a very large increase in the imports of the United States (from US$ 15 billion to US$ 26 billion in current dollars) and of the United Kingdom (from US$ 3 billion to US$ 9 billion in current dollars), and smaller increases in France and Germany. The recession in the US caused a substantial decrease in furniture imports (from US$ 26 billion in 2007 to about US$ 24 billion in 2008 and 19 billion in 2009). Growth of imports resumed in 2010.

© Copyright 2011 CSIL
This report may not be reproduced in whole or in part by any means whatsoever without the prior written permission of CSIL

Csil
CENTRE FOR INDUSTRIAL STUDIES

Figure 3
Four major furniture exporting countries. Exports, 2000 - 2010.
Current US$ billion

2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
32
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
China
Italy
Germany
Poland

Source: CSIL processing of United Nations, Eurostat and national data

The most important structural phenomenon of the past decade was the increased degree of openness of the furniture markets (measured as the ratio between imports and consumption), which for the entire world rose from 24% in 2000 to 31% in 2007. In 2008 and 2009 the imports/consumption ratio has decreased substantially as a consequence of the recession.

1.2. The world economy and world trade of furniture in 2011 and 2012

The World Furniture Outlook assumes that the international scenario in 2011 and 2012 will be as follows:

Table 1
Evolution of world GDP.
Annual percentage change in real terms

	2009	2010	2011	2012
World	-0.6%	5.0%	4.4%	4.5%
Advanced economies	-3.4%	3.0%	2.5%	2.5%
Emerging and Developing Economies	2.6%	7.1%	6.5%	6.5%

Source: IMF, World Economic Outlook Update, January 2011

© Copyright 2011 CSIL
This report may not be reproduced in whole or in part by any means whatsoever without the prior written permission of CSIL

World trade of furniture (in current US dollars) amounted to US$ 95 billion in 2009 (20% below the previous year), grew by 8% in 2010 and is expected to grow by 7% in 2011 and by 7% in 2012.

Figure 4
World trade of furniture.
Current US$ billion and annual percentage changes

120
100
80
60
40
20
0
56
66
78
85
93
110
118
95
102
109
117
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011*
2012*
Annual percentage changes
20%
10%
0%
-10%
-20%
9%
18%
18%
9%
10%
18%
7%
-20%
8%
7%
7%

Source: CSIL
* Projected

To know more: www.worldfurnitureonline.com; www.csilmilano.com

Press office: Paola Govoni e-mail: govoni@csilmilano.com

CSIL Milano scrl
15 corso Monforte 20122 Milano Italy
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csil@csilmilano.com – www.csilmilano.com
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REA Milano 1042964

Source 8

Furniture Today, Press Release, December 29, 2010, “CSIL Projects 1% Real Growth for U.S. Furniture Industry in 2011”

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New report anticipates faster growth in developing countries

By Furniture Today Staff -- Furniture Today, December 29, 2010

MILAN, Italy — The U.S. furniture industry is facing another slow growth year in 2011, according to the latest forecast from international research organization CSIL.

8

U.S. furniture consumption grew an estimated 1% in real dollars in 2010, excluding the effect of price inflation, and will repeat the performance this coming year with growth projected at another 1%, according to the Milan-based firm.

Real growth in furniture demand among all 70 countries covered in the World Furniture Outlook 2011 report is forecast at 3.3% for 2011.

CSIL estimates that the worldwide gross domestic product increased 4.8% in 2010 and anticipates it will grow another 4.2% in 2011. Among advanced economies, however, GDP growth is only pegged at 2.7% in 2010 and 2.2% in 2011. The real engine of growth is emerging and developing economies, with estimated and projected gains of 7.1% in 2010 and 6.4% in 2011.

The full World Furniture Outlook 2011 report is available for purchase and download from CSIL at **www.worldfurnitureonline.com**. Reports are also available in printed form. For information, contact the organization at **csil@csilmilano.com**.

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